ACM Government Income Fund, Inc.                 Exhibit 77C
8115207


77C  Matters submitted to a vote of security holders


A Special Meeting of Shareholders of ACM Government
Income Fund, Inc. ACM I was held on March 8, 2001. A description of each proposal and number of shares voted at the meeting are as follows



Shares Voted For

Authority
Withheld

To elect three Directors of ACM I for a term of three years and until his successor is duly elected and qualifies.

John H. Dobkin

Donald J. Robinson

Clifford L. Michel









144,803,011

145,252,960

145,273,834



Shares Voted For









2,165,668

1,715,719

1,694,845



Shares Voted Against















Shares Abstained
To ratify the selection of Ernst & Young LLP  as independent accountants for ACM I, and its fiscal year ending in 2001.
144,973,170
493,680
1,501,829




















SMFLegalGaryNSAR.Exh77C.acm1